UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Nortel Inversora S.A. Announces Consolidated First Half Results For Fiscal Year 2017

Nortel Inversora S.A. Announces Consolidated First Half Results For Fiscal Year 2017

BUENOS AIRES, Argentina, Aug. 9, 2017 /PRNewswire/ -- Nortel Inversora S.A. (“Nortel” or the “Company”) (NYSE: NTL) announces consolidated income of AR$ 3,625 million for the six- month period ending June 30 of fiscal year 2017, of which AR$ 1,997 million correspond to Nortel as parent company of Telecom Argentina S.A. (“Telecom”).

The sole material activity of Nortel is holding 54.74% of the capital stock of Telecom, representing a holding of 55.60% of the voting and economic rights of Telecom as a result of Telecom's holding of 15,221,373 shares of treasury stock. The holding of such shares of treasury stock has been extended for up to three additional years pursuant to the resolution of the Ordinary and Extraordinary Stockholders Meeting of Telecom held on April 29, 2016.

(Financial Tables below)

Six Month Period of Fiscal Year ending December 31, 2017

(in millions of Argentine Pesos)

Consolidated Income Statement	June 2017	June 2016

Total sales and other income	30,583	25,426
Operating costs	(24,748)	(21,721)
Operating income	5,835	3,705
Financial results, net	(255)	(1,035)
Net income before income tax expenses	5,580	2,670
Income tax	(1,955)	(942)
Net income	3,625	1,728
Other comprehensive income, net of taxes	97	240
Total comprehensive income for the period	3,722	1,968

Consolidated Balance Sheet	June 2017	December 2016

Current assets	15,330	15,620
Non-current assets	36,883	32,354
Total assets	52,213	47,974
Current liabilities	17,921	16,524
Non-current liabilities	10,619	11,527
Total liabilities	28,540	28,051
Equity attributable to Nortel	12,823	10,797
Equity attributable to non-controlling shareholders	10,850	9,126
Total equity	23,673	19,923
Total liabilities and equity	52,213	47,974

Ratios

Liquidity (a)	0.86	0.95
Indebtedness (b)	1.21	1.41

(a)	Current assets to current liabilities
(b)	Total liabilities to shareholders' equity

Relevant Matters

Amortization of Sofora Telecomunicaciones’ Shares

The Ordinary and Extraordinary General Shareholders´ Meeting of Sofora Telecomunicaciones S.A. (“Sofora”) held on March 28, 2017 resolved to fully amortize with net realized gains the 140,704,640 ordinary and fully integrated shares issued by Sofora that were owned by W Argentina de Inversiones S.A. (“WAI”). The terms of such amortization provided that it was to be made in two tranches of shares.

On May 23, 2017, the First Tranche of Ordinary Shares owned by WAI (74,749,340 shares), that was representative of 17% of the capital stock of Sofora, was amortized. Therefore, on that same day, the Members of the Board of Directors and the Members of the Supervisory Committee of Telecom, Telecom Personal S.A. (“Telecom Personal”), Nortel and Sofora that were designated at the request of WAI submitted their irrevocable resignations. Finally, on June 22, 2017 –with prior authorization from the Ente Nacional de Comunicaciones (ENACOM)- the Second Tranche of the Ordinary Shares owned by WAI (65,955,300 shares), that was representative of 15% of the capital stock of Sofora prior to the amortization of the First Tranche, was amortized, wherewith WAI is no longer a shareholder of Sofora. As a result, the Shareholders´ Agreement that linked the partners of Sofora with respect to Nortel, Telecom and Telecom Personal has been entirely left without effect.

General Ordinary and Extraordinary Shareholders’ Meeting of Nortel

The General Ordinary and Extraordinary Shareholders’ Meeting celebrated on May 22, 2017, provided the approval for the proposal for the corporate reorganization by which, Sofora, Nortel and Telecom Personal as absorbed companies will merge into Telecom as surviving company (hereinafter, “The Merger”), in accordance with the provisions of section 82 and subsequent sections of the General Corporations Law (Ley General de Sociedades), section 77 and subsequent sections of the Income Tax Law, and the Rules of Comisión Nacional de Valores (“CNV”).

In addition, the following documents were approved: i) The Unconsolidated Special Financial Statements for the merger of Nortel as of December 31, 2016 and the Consolidated Special Financial Statements for the Merger of Sofora, Nortel, Telecom and Telecom Personal as of December 31, 2016, with the respective reports from the Supervisory Committee and the Independent Auditors; ii) The Preliminary Reorganization Agreement celebrated on March 31, 2017 by Telecom as the surviving company and Sofora, Nortel and Telecom Personal as the absorbed companies and its Annexes. This approval includes (without limitation) the approval of the distribution ratio established in the Fourth Section of the Preliminary Reorganization Agreement.

Furthermore, the dissolution without liquidation of Nortel was approved, pursuant Section 94, Subsection 7 of the General Corporations Law.

Preliminary Merger Agreement entered into between Telecom Argentina and Cablevisión

On June 30, 2017, the Boards of Directors of Telecom And Cablevisión S.A. (“Cablevisión”) (altogether, Telecom and Cablevisión, the

“Companies”) approved the ‘Preliminary Merger Agreement’ by which they agree that Telecom will absorb by merger Cablevisión, in accordance with the terms of Section 82 and 83 of the General Corporations Law, and ad referendum of the corporate and regulatory approvals (among others, those necessary from the Ente Nacional de Comunicaciones-ENACOM) established in said Agreement (the

“Merger”).

For the purpose of this Merger, the Board of Directors of Telecom and the Board of Directors of Cablevisión approved their respective Special Merger Unconsolidated Financial Statements and the Special Merger Consolidated Financial Statements, all of them as of March 31, 2017, with the respective reports issued by their Supervisory Committees and of the Independent Auditor Price Waterhouse & Co.

The Preliminary Merger Agreement foresees:

1.	An exchange ratio of 9,871.07005 new ordinary shares of Telecom with nominal value of $1.- each to be issued, for every ordinary share of Cablevisión with nominal value of $ 10,000.- each (the “Exchange Ratio”).
2.	That as a result of the Merger, Telecom will issue 1,184,528,406 new ordinary book entry shares with nominal value of $ 1.- and one vote per share to be delivered to Cablevisión shareholders, in form of Class ‘A’ Shares of Telecom or Class ‘D’ Shares of Telecom, as applicable, and in accordance with the Exchange Ratio, or the number of new shares resulting from the adjustments to the Exchange Ratio that could be exercised according to the Preliminary Merger Agreement.
3.	The determined Exchange Ratio was considered fair from a financial perspective by the independent valuation experts JPMorgan Securities LLC (hired by Telecom) and Lion Tree Advisors LLC (hired by Cablevisión).

Finally, The Board of Directors of Telecom, resolved to summon a General Ordinary and Extraordinary Shareholders’ Meeting of Telecom to be held on August 31, 2017 in order to consider the Merger described herein and the documentation approved by the Board of Directors.

María de los Angeles Blanco Salgado Officer in Charge of Market Relations

CONTACT: María Blanco Salgado, mblancosalgado@ta.telecom.com.ar, 54-11-4968-3631

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 11, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations